SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: January 25, 2016

BONSO ELECTRONICS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary

Tele: (852) 2605-5822 Fax: (852) 2691-1724

Email: albert@bonso.com

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__ Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ___X__

BONSO ELECTRONICS INTERNATIONAL INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

FOR THE FISCAL YEAR ENDED MARCH 31, 2015

TO BE HELD JANUARY 29, 2016 AT 10:00 AM (BEIJING TIME)

Notice is hereby given that an annual meeting of the shareholders (the “Shareholders”) of Bonso Electronics International Inc., a British Virgin Islands corporation (the “Corporation” or “Bonso”), will be held at 10:00 a.m., local time, on January 29, 2016, at the corporate offices of Bonso’s China subsidiary at Xincheng High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, China and any adjournments or postponements thereof (the “Meeting” or “Annual Meeting”) for the following purposes:

1.	To elect the following six (6) persons to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter;

2.	To ratify the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2016; and

3.	To consider and act upon such other business as may properly come before the Meeting.

Only Shareholders of record at the close of business on December 15, 2015, shall be entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the Internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

We have elected to furnish proxy materials to our Shareholders on the Internet. We believe this approach will allow us to provide our Shareholders with the appropriate information while lowering costs to the Corporation. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Internet Notice”) to our Shareholders of record and beneficial owners. All Shareholders will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The Corporation’s annual report on Form 20-F for the year ended March 31, 2015, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), is available without charge upon written request from the Corporation at 1404, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong. The Corporation’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Anthony So, Chairman and Chief Executive Officer

Hong Kong

December 15, 2015

QUESTIONS AND ANSWERS RELATING TO THE ANNUAL MEETING

Why did I receive these materials?

Our Shareholders as of the close of business on December 15, 2015, which we refer to as the “Record Date,” are entitled to vote at our Annual Meeting of Shareholders, which will be held on January 29, 2016. As a Shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for Shareholder action and includes other information about the Corporation. The accompanying proxy card enables Shareholders to vote on the matters without having to attend the Annual Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of common stock, will be paid by the Corporation.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Corporation to solicit Proxies by telephone, facsimile or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Meeting?

Only Shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual Meeting. If you were a Shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 5,246,903 shares of our common stock outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Meeting?

The presence, in person or by proxy, of the holders of one-third of the outstanding shares of common stock is necessary to constitute a quorum at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the holders of our common stock representing at least 1,748,968, votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker "non-vote" occurs when a broker holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my shares in person at the Meeting?

Shares held in your name as the Shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.

How can I vote my shares without attending the Meeting?

Whether you hold shares directly as the Shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a Shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Shareholder of record and attend the Meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.

Can I vote by telephone or electronically?

If you are a Shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.

Can I change my vote after I return my proxy card?

Yes. If you are a Shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.

For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted and certified by Computershare Trust Company, N.A. (“Computershare”), our transfer agent; however, no representatives of Computershare will attend the Meeting and Henry F. Schlueter will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Meeting. If you are a Shareholder of record, your signed proxy card is returned directly to Computershare for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to Computershare on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of the directors named and FOR the ratification of the selection of Moore Stephens CPA Limited as independent public accountants of the Corporation for the year ending March 31, 2016.

The Corporation’s executive officers and directors have advised the Corporation that they intend to vote their 3,178,977 shares (including those shares over which they hold voting power), representing approximately 60.6% as of December 15, 2015, of the outstanding shares of common stock, in favor of each of the proposals above. Accordingly, all of the proposals will be approved.

Will Shareholders be asked to vote on any other matters?

To the knowledge of the Corporation and its management, Shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for Shareholders will vote on those matters in the manner they consider appropriate.

What vote is required to approve each item?

Election of Directors.

The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors. A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Ratification of Moore Stephens CPA Limited and other items.

For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending March 31, 2016 (Proposal 2) the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the election of directors, you may vote “FOR” all or some of the nominees or your vote may “WITHHOLD AUTHORITY FOR” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

For the ratification of Moore Stephens CPA Limited and other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the Shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the Shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers' un-voted shares on certain "routine" matters. With the sole exception of the ratification of Moore Stephens CPA Limited as independent auditors for the year ending March 31, 2016, no matters submitted for Shareholder approval herein are "routine" matters. When a brokerage firm votes its customers' un-voted shares, these shares are counted for purposes of establishing a quorum.  At our Annual Meeting these shares will be counted as voted by the brokerage firm with respect to ratifying the Board of Directors' reappointment of Moore Stephens CPA Limited as the Corporation’s auditors for the year ending March 31, 2016.

PROPOSAL 1

ELECTION OF SIX (6) PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

The Corporation’s directors are elected annually to serve until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

Unless otherwise directed by Shareholders, the proxy holders named in the accompanying proxy will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation’s Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

Anthony So, 73, is the founder of Bonso. He has been our Chairman of the Board of Directors since July 1988. He was appointed as the Chief Executive Officer and the President on November 16, 2006. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master’s degree in business administration (“MBA”) from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

Andrew So, 29, joined the Corporation in August 2009.  From 2008 to 2009, prior to his employment with the Corporation, Mr. Andrew So worked as a Derivatives Analyst at State Street Trust Company Canada in Toronto, Canada. Mr. Andrew So currently holds the position of Deputy Chairman and Chief Operating Officer and looks after the Corporation’s daily operations.   Mr. Andrew So graduated with distinctions in 2008 from the University of Toronto, Canada with a Bachelors of Commerce degree (BComm) and he completed the MBA Program of Hong Kong University of Science and Technology in 2014.

Albert So, 37, was appointed as the Chief Financial Offer of the Corporation in March 2009. Mr. Albert So was first employed as the Financial Controller of the Corporation in January 2008.  Mr. Albert So is a Certified Management Accountant, Financial Risk Manager, and received a masters degree in business administration from Heriot-Watt University, Edinburgh, United Kingdom, and a bachelors degree in mathematics from Simon Fraser University in Burnaby, British Columbia, Canada.

Kim Wah Chung, 57, has been a director since September 1994. Mr. Chung has been employed by the Corporation since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development. Mr. Chung’s entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments. Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

Woo-Ping Fok, 66, was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Mok & Co. Mr. Fok’s major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters.  Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

Henry F. Schlueter, 64, has been a director since October 2001, and has been our Assistant Secretary since October 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a Fellow of the Chartered Institute of Arbitrators, a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA’s, the Colorado and Denver Bar Associations and the Wyoming State Bar.

Anthony So, the Corporation’s Chairman of the Board of Directors, is the father of Andrew So and Albert So. Andrew So is the Corporation’s Deputy Chairman of the Board of Directors, President and Chief Operating Officer. Albert So is the Corporation’s Chief Financial Officer and a member of the Corporation’s Board of Directors.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each of the six (6) nominees named above as directors of the Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of December 15, 2015:

Name	Shares of common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership

Anthony So	2,281,770	(1)	300,000	(2)	2,581,770	46.5%

Andrew So	453,000		250,000	(3)	703,000	12.8%

Albert So	250,000		120,000	(4)	370,000	6.9%

Kim Wah Chung	93,700		80,000	(5)	173,700	3.3%

Woo-Ping Fok	66,507		50,000	(6)	116,507	2.2%

Henry F. Schlueter	34,000		50,000	(7)	84,000	1.6%

All Directors and Officers as a group (6 persons)	3,178,977		850,000		4,028,977	66.1%

Note: The number of shares outstanding is 5,246,903 shares, with 5,577,639 total shares issued, which includes 330,736 shares in treasury. The calculations above are based upon the number of shares outstanding of 5,246,903.

(1)      Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(2)      Includes options to purchase 150,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 150,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

(3)      Includes options to purchase 125,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and, options to purchase 125,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

(4)      Includes options to purchase 60,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 60,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

(5)      Includes options to purchase 40,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 40,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

(6)      Includes options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

(7)      Includes options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2020 and options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.

NASDAQ Exemptions and Home Country Practices

NASDAQ Marketplace Rule 4350 provides that foreign private issuers may elect to follow certain home country corporate governance practices so long as they provide NASDAQ with a letter from outside counsel in their home country certifying that the issuer’s corporate governance practices are not prohibited by home country law.

On July 19, 2005, we submitted a letter to NASDAQ certifying that certain of Bonso’s corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands. We will follow British Virgin Island law in respect to the following requirements:

(a)	A majority of Bonso’s Board of Directors will not be independent;
(b)	Bonso will not have a nominating committee;
(c)	Bonso will not have a compensation committee;
(d)	Bonso’s independent directors will not meet in executive session; and
(e)	Bonso’s audit committee may have only one member.

BOARD COMMITTEES

The Board of Directors maintains an audit committee. Mr. Woo Ping Fok and Mr. Henry F. Schlueter are the members of the audit committee. Mr. Fok is “independent” as defined in the NASDAQ listing standards and Mr. Schlueter may not be considered “independent” since his law firm serves as Bonso’s United States counsel.

The audit committee was established to: (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee, which was amended effective June 30, 2005.

COMPENSATION OF OFFICERS AND DIRECTORS

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2015 to all directors, former directors and officers as a group for services in all capacities was $1,305,000. Total compensation for the benefit of Anthony So was $857,000, for the benefit of Kim Wah Chung was $160,000, for the benefit of Andrew So was $124,000, for the benefit of Albert So was $109,000 and for the benefit of Henry F. Schlueter was an aggregate of $55,000. The $55,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C., for legal services rendered. The amount for the year ended March 31, 2015 included unpaid vacation payments of $9,000 and $57,000 for Kim Wah Chung and Anthony So, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2015, other than contributions to our Provident Fund Plan, which aggregated $17,000 for officers and directors.

Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung. Mr. So’s employment agreement provides for a maximum yearly salary of approximately $800,000 plus bonus, and Mr. Chung’s employment agreement provides for a maximum yearly salary of approximately $200,000 plus bonus, as stated in their respective employment agreements. The initial term of the employment agreements expired on March 31, 2013 (“Initial Term”); however, the employment agreements have been renewed under a provision in the agreements that provides for automatic renewal for successive one year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement. One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation. Mr. So’s employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement, occurs. Both employment agreements with Anthony So and Kim Wah Chung were renewed automatically, and the respective employment agreements will expire on March 31, 2016, unless automatically renewed.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at December 15, 2015.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date

Anthony So	150,000	$1.50	March 31, 2020
	150,000	$1.50	March 31, 2025

Andrew So	125,000	$1.50	March 31, 2020
	125,000	$1.50	March 31, 2025

Albert So	60,000	$1.50	March 31, 2020
	60,000	$1.50	March 31, 2025

Kim Wah Chung	40,000	$1.50	March 31, 2020
	40,000	$1.50	March 31, 2025

Woo-Ping Fok	25,000	$1.50	March 31, 2020
	25,000	$1.50	March 31, 2025

Henry F. Schlueter	25,000	$1.50	March 31, 2020
	25,000	$1.50	March 31, 2025

Directors

Except as mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities. All directors are reimbursed for all reasonable expenses incurred in connection with their services as a director.

Employee retirement benefits

With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company in Hong Kong, implemented a defined contribution plan (the “Plan”) with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan. Eligible employees of the Plan are required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% based on the eligible employee’s salary, depending on the number of years of the eligible employee’s service.

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government and commenced in December 2000. BEL joined the MPF by implementing a plan with a major international assurance company. All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, are eligible to join the MPF. Eligible employees’ and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution which was originally set at HK$1,000 (US$128) monthly. The maximum mandatory contribution was increased to HK$1,250 (US$160) monthly starting from June 1, 2012 and HK$1,500 (US$192) per month starting from June 1, 2014.

Pursuant to the relevant PRC regulations, the Corporation and its subsidiaries (the “Group”) are required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2013, 2014 and 2015 amounted to approximately $225,000, $758,000 and $693,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

Compensation Pursuant to Options to Purchase Common Stock

Stock Option and Bonus Plans

The 1996 Stock Option Plan

In October 1996, our stockholders adopted the 1996 Stock Option Plan (the “Employees’ Plan”), which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock. In January 2000, our shareholders approved a proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees’ Plan. The purpose of the Employees’ Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain with the Corporation.

The Employees’ Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees’ Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than ten years after the date of grant. The exercise price of an option may be less than the fair market value of the underlying shares of common stock. No options granted under the Employees’ Plan are transferable by the optionee other than by will or the laws of descent and distribution, and each option will be exercisable during the lifetime of the optionee only by such optionee.

The exercise price of an option granted pursuant to the Employees’ Plan may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee’s promissory note, or by a combination of the above, at our discretion.

During the fiscal year ended March 31, 2015, no options were granted under the Employees’ Plan. As of the date of this proxy statement, there are 30,000 options outstanding, which were issued under the 1996 Stock Option Plan.

The 2004 Stock Option Plan

On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the “2004 Plan”), which provided for the grant of up to six hundred thousand (600,000) shares of the Corporation’s common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan. At the Annual Meeting of Shareholders held on March 20, 2015, the stockholders approved an amendment to the 2004 Plan to increase the number of shares that could be granted from 600,000 to 850,000.

The purpose of the 2004 Plan is to induce key employees to remain in the employ of the Corporation and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Corporation. The Corporation believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Corporation.

The 2004 Plan is administered by a committee appointed by the Board of Directors, which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Corporation. The committee members currently are Anthony So and Woo-Ping Fok. The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than the fair market value of the underlying shares of common stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution, and each option will be exercisable during the lifetime of the optionee only by the optionee.

The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at our discretion.

As of March 31, 2015, no options had been granted under the 2004 Plan; however, effective July 9, 2015, the Board of Directors approved the issuance of an aggregate of 850,000 options to officers and directors of the Company at an exercise price of $1.50 per share. As of the date of this proxy statement, there are 850,000 options outstanding, which were issued under the 2004 Plan.

2004 Stock Bonus Plan

On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”), which authorizes the issuance of up to five hundred thousand (500,000) shares of the Corporation’s common stock in the form of a stock bonus.

The purpose of the Stock Bonus Plan is to: (i) induce key employees to remain in the employ of the Corporation or of any subsidiary of the Corporation; (ii) encourage such employees to secure or increase their stock ownership in the Corporation; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered, or to be rendered, to or for the benefit of the Corporation or any of its subsidiaries. The Corporation believes that the Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Corporation.

The Stock Bonus Plan is administered by a committee appointed by the Board of Directors, which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company. The Committee members currently are Anthony So and Woo-Ping Fok. The Committee has the authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

As of March 31, 2015, no shares had been granted under the Stock Bonus Plan.

RELATED PARTY TRANSACTIONS

During the fiscal years ended March 31, 2013, 2014 and 2015, we paid Schlueter & Associates, P.C. an aggregate of $74,000, $84,000 and $55,000, respectively, for legal fees. Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

During the fiscal year ended March 31, 2015, Anthony So, our Chairman and Chief Executive Officer, made an interest-free loan to Bonso Advanced Technology Limited, a subsidiary of Bonso Electronics International Inc., in the principal amount of HK$4,200,000 (approximately US$538,000 as of the date of the loan). The loan is payable in 48 equal monthly installments of HK$87,500 each (approximately US$11,000), commencing on October 31, 2014. As of March 31, 2015, the Company had repaid approximately $67,000 to Mr. Anthony So, and the balance of the loan due to Mr. Anthony So was approximately $471,000.

During the fiscal year ended March 31, 2015, one of our subsidiaries in Shenzhen, PRC entered into a rental agreement with a director and shareholder, Mr. Anthony So, for three apartment units located in Shenzhen, PRC for office usage. Mr. Anthony So is the sole owner of these three apartment units. The monthly rental payment was approximately $2,000, and the total rent paid to Mr. Anthony So during the fiscal year ended March 31, 2015 was approximately $10,000.

During the fiscal year ended March 31, 2015, one of our subsidiaries in Xinxing, PRC entered into a rental agreement with a director and shareholder, Mr. Andrew So, for an apartment unit located in Xinxing, PRC for staff quarters. Mr. Andrew So is the sole owner of this apartment unit. The monthly rental payment was approximately $480, and the total rent paid to Mr. Andrew So during the fiscal year ended March 31, 2015 was approximately $2,000.

During the fiscal year ended March 31, 2014, we made loans aggregating approximately $1,052,000 to our Chairman and Chief Executive Officer, Anthony So. Management believed at the time that the loans were made that these loans were permissible and did not violate Section 13(k) of the Exchange Act, because Mr. So would be able to repay the full amount by foregoing his salary and accrued annual leave payments until the loans had been paid in full.

We advanced the funds to Mr. So on two separate occasions, and Mr. So directed that his salary payments and accrued annual leave payments be used to offset the amounts that we loaned to him. In addition, Mr. Albert So and Mr. Andrew So, who are officers and directors of the Corporation, directed the Corporation to use their accrued annual leave payments to partially satisfy the amounts due to the Corporation from Mr. Anthony So. On March 31, 2014, the amount due to the Corporation from Mr. So was $166,000. On August 7, 2014, Mr. So paid $166,000 to the Corporation to fully repay the amounts loaned to him. The loans were non-interest bearing.

Notwithstanding Mr. Anthony So’s repayment in full of the loans made to him, those loans constitute a violation of Section 13(k) of the Securities Exchange Act of 1934 and Section 402(a) of the Sarbanes-Oxley Act.

As a result of this inadvertent violation, the Board of Directors adopted a policy regarding loans or advances to any Executive Officer or Director of the Corporation. The policy provides that “The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company.”

PROPOSAL 2

RATIFICATION OF SELECTION OF ACCOUNTANTS

The Board of Directors has selected Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2016, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by Shareholders at the Annual Meeting.

Unless otherwise directed by Shareholders, the proxy holder named in the accompanying proxies will vote all shares represented by proxies held by him to ratify the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2016.

Fees Paid to the Independent Auditors

Audit Fees

The aggregate fees billed by Moore Stephens CPA Limited for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2015 and 2014 were $190,000 and $200,000, respectively.

Audit Related Fees

There were no fees billed by Moore Stephens CPA Limited for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2015 and for the fiscal year ended March 31, 2014.

Tax Fees

The aggregate fees billed for professional services rendered for tax compliance for the fiscal year ended March 31, 2015 were approximately $3,600 and $4,500 for the fiscal year ended March 31, 2014.

Board Recommendation

The Board of Directors recommends a vote FOR the ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2016.

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this proxy statement. If any other matters should properly come before the Meeting, it is the intention of the proxy holder named in the accompanying proxy to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed proxy.

By Order of the Board of Directors

Anthony So, Chairman of the Board of Directors

December 15, 2015

Exhibits:

99.1       Notice and Proxy Cards (Electronic)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: January 25, 2016	By: s/ Henry F. Schlueter
Henry F. Schllueter, Assistant Secretary